Exhibit 99.1 to Sterling C. Scott Form 4 for 05-27-2014

Explanation of Responses:

(1)  The sale of common stock was sold by Sterling Scott’s wife. At the end of this transaction, Sterling Scott beneficially owns 53,951,618 shares of common stock, of which Sterling Scott’s wife still owns 6,079,888.

(2)  The price for the sale of the security is based off of the volume weighted average price.

(3)  Sterling Scott also holds derivative securities which, in conjunction with his non-derivative holdings, exceed the 10% beneficial ownership threshold.  On April 5, 2012, GrowLife, Inc. issued a 6% Senior Secured Convertible Promissory Note to Sterling Scott in the original principal amount of $282,000 (the “Original Note”).  On September 28, 2012, Mr. Scott invested an additional $131,680 in the Company (the “Additional Capital”) and exchanged the Original Note for an Amended and Restated 6% Senior Secured Convertible Note (the “Note”) in the original principal amount of $413,680.  The Note bears interest at the rate of 6% per annum and is due on April 15, 2015.  On November 30, 2013, GrowLife, Inc. and Mr. Scott entered into a First Amendment to Amended and Restated 6% Senior Secured Convertible Note (the “Amendment”) whereby Mr. Scott elected to suspend his right to convert the Note until completion of an amendment to GrowLife’s Certificate of Incorporation to increase the authorized shares of common stock.  On February 7, 2014 at a Special Meeting of Shareholders of GrowLife, Inc., a majority of shareholders approved the increase in authorized shares thereby terminating the suspension of Mr. Scott’s conversion rights. The Note may be converted at any time into shares of common stock at a price of $0.007 per share, subject to certain anti-dilution protection.  At this time there are 65,721,714 shares issuable upon the conversion of the Note.  However, the Note does contain a 4.99% beneficial ownership limitation and Mr. Scott is subject to certain affiliate selling instructions which make it unlikely Mr. Scott will be able to convert the Note in the next 60 days.

(4).  On November 3, 2013, Mr. Scott was granted 12,000,000 options to purchase common stock of GrowLife, Inc. at $0.085 per share.